Magnolia Lane Income Fund

7 Grove Street

Topsfield, MA 01983

August 20, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: John Dana Brown

Re: Magnolia Lane Income Fund

Amendment No, 1 to Registration Statement on Form S-1

Filed June 12, 2015

File No. 333-204930

Dear Ms. Ransom:

We are in receipt of your comment letter dated July 9, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Cover Page

1.	We note the disclosure that your common stock is quoted on the OTCQB, but it appears that your common stock is actually quoted on the OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. As such, your common stock needs to be offered at a fixed price until the exiting market requirement is satisfied. Please also revise throughout your prospectus to clarify that your common stock is quoted on the OTC Pink not the OTCQB. In the alternative please explain to us why you believe your common stock is quoted on the OTCQB and not the OCT Pink.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to reflect that the Company’s common stock is quoted on OTC Pink, and not OTCQB. In addition, we have indicated that the common stock needs to be offered at a fixed price until the Company’s common stock is quoted on the OTCQB or other established public market.

Signatures, page 28

2.	Although you have correctly included the first half of the signature block required by Form S-1, you have not included the second half of the signature block. Please revise to add the second half of the signature block which begins with the language “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.” Below that additional language you should again include the signature of Brian Woodland, indicating that he is signing in his capacity as your principal executive officer, principal financial officer, principal accounting officer, and director.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to add the language referenced in the above referenced comment.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Magnolia Lane Income Fund.

By:	/s/ Brian Woodland
Name: Brian Woodland
President and Chief Financial Officer Title: Chief Executive Officer and Chief Financial Officer